Filed Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Filed by NPS Pharmaceuticals, Inc.
Subject Company: NPS Pharmaceuticals, Inc.
Enzon Pharmaceuticals, Inc.
Commission File No. 000-23272

The following materials were used by executives of NPS Pharmaceuticals, Inc. (“NPS”) in connection with the announcement of the proposed business combination between NPS and Enzon Pharmaceuticals, Inc. (“Enzon”).

Science, Pipeline, Products . . . Creating A New Biotechnology Leader

Management Biographies

Hunter Jackson, Ph.D.
Chief Executive Officer, President & Chairman of the Board

Hunter Jackson, Ph.D. has been Chief Executive Officer and Chairman of our board since founding NPS in 1986. He was appointed to the additional position of President in January 1994. Before founding NPS, he was an Associate Professor in the Department of Anatomy at the University of Utah School of Medicine. Dr. Jackson received a Ph.D. in Psychobiology from Yale University. He received postdoctoral training in the Department of Neurosurgery, University of Virginia Medical School.

Arthur J. Higgins
Chairman & CEO

Arthur Higgins has served as Chief Executive Officer and director of Enzon since May 2001 and as the Company's Chairman since December 2001. Shortly after his arrival at Enzon, Mr. Higgins' leadership led to the successful completion of a $400 million convertible note offering that significantly strengthened the Company's financial position. Under the direction of Mr. Higgins, Enzon has become both profitable and cash flow positive.

Highlighting Enzon's financial strengths, Mr. Higgins has redefined the corporate vision to place Enzon amongst the fastest growing biopharmaceutical companies within its peer group. Mr. Higgins has implemented a dual-prong strategy that combines the Company's internal strategic initiatives with the execution of transactions to grow and strengthen the Company's foundation. Mr. Higgins' extensive experience in the pharmaceutical industry has played a critical role in the consummation of several deals that serve to advance Enzon's strategy and enhance its product pipeline and infrastructure. These transactions include multi-faceted alliances with Nektar Therapeutics, (f/n/a Inhale Therapeutic Systems), and Micromet AG. Mr. Higgins also orchestrated the acquisition of the antifungal ABELCET from Elan PLC, and the reacquisition of the Company's commercial rights to its leukemia product, ONCASPAR, and the subsequent establishment of a hospital and oncology sales and marketing presence in the U.S.

Mr. Higgins joined Enzon from Abbott Laboratories where he was President, Abbott Pharmaceutical Products Division. In this capacity, Mr. Higgins had full profit and loss responsibilities for Abbott's U.S. pharmaceutical business and global responsibility for pharmaceutical research and development. Mr. Higgins has over 20 years of pharmaceutical experience, including 14 years with Abbott Laboratories. Mr. Higgins graduated from Stratchclyde University in Scotland and holds a B.S. degree in biochemistry.

Kenneth J. Zuerblis
Vice President, Finance, Chief Financial Officer & Secretary

Kenneth J. Zuerblis has served as Chief Financial Officer since January 1996, as Vice President, Finance since April 1994 and as Secretary since August 2000. From July 1991 to April 1994, Mr. Zuerblis served as Enzon's Controller. Mr. Zuerblis is responsible for all financial aspects of the company, as well as the following areas: investor and public relations, legal and information technologies. Prior to joining Enzon, Mr. Zuerblis was employed as a Senior Manager by KPMG Peat Marwick LLP, where he was involved in providing traditional audit and tax services to both public and private companies of all sizes.

Management Biographies

Dr. Ulrich Grau
Chief Scientific Officer

Dr. Ulrich Grau serves as Enzon's Chief Scientific Officer. In this role, Dr. Grau is responsible for advancing the Company's product pipeline and expanding its research and development programs.

Having directed numerous R&D programs, Dr. Grau brings over 20 years of experience from the biotechnology and pharmaceutical industry. His extensive expertise in the healthcare field includes corporate strategy and strategic alliances, program expansion, the development of new products and technologies for a variety of treatments.

Dr. Grau served as President of Research and Development at BASF Pharma where he directed a global R&D organization of approximately 1,500 employees and significantly advanced and expanded the Company's product portfolio. This included therapies for a variety of health conditions, including obesity, arrhythmia, sepsis and severe pain as well as participation in strategic alliances. Dr. Grau served as Senior Vice President and R&D Integration Officer for Aventis Pharma where he participated in strategic alliances.

Dr. Grau served as Senior Vice President, global product realization at Hoechst Marion Roussel where he directed the company's late-stage product development activities with a portfolio of projects ranging from diabetes, infectious diseases, oncology, osteoporosis, cardiology and rheumatology to hormone replacement therapies. Serving in numerous capacities at Hoechst, Dr. Grau developed research and educational programs, products and technologies and participated in strategic alliances.

Thomas B. Marriott, Ph.D.
Vice President,
Development Research

Thomas B. Marriott, Ph.D. has been Vice President, Development Research since August 1993. From February 1990 to July 1993, he served as Director, Clinical Investigations for McNeil Pharmaceutical, a subsidiary of Johnson & Johnson, with responsibility for developing and implementing clinical trial strategies for a number of products. From 1986 to 1990, Dr. Marriott was Director, Drug Metabolism for McNeil Pharmaceutical with the responsibility for planning, initiating and completing bioanalytical drug disposition and clinical biopharmaceutics and pharmacokinetics research required for investigational new drug applications and new drug applications. He received a Ph.D. in Chemistry from the University of Oregon.

Alan L. Mueller, Ph.D.
Vice President,
Discovery Research

Alan L. Mueller, Ph.D. has been Vice President, Discovery Research since January 2001. Before being appointed to that position, he served us as Director, Discovery Research from September 1999 to January 2001. He joined NPS in February 1989 as a Senior Scientist. Prior to that time, he was a Pharmacologist at Abbott Laboratories. Dr Mueller received a Ph.D. in Pharmacology from the University of Colorado Health Sciences Center, Denver.

Additional Information and Where to Find It

          In connection with the proposed NPS/Enzon merger, NPS, Enzon and Momentum Merger Corporation (which will be renamed by NPS and Enzon in connection with the proposed merger) intend to file a joint proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”) in connection with the transaction described herein. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION DESCRIBED HEREIN. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by NPS and Enzon with the SEC at the SEC’s web site at www.sec.gov or by contacting NPS at 801-583-4939 and through NPS’ website at www.npsp.com, or by contacting Enzon at 908-541-8678 and through Enzon’s website at www.enzon.com.

          NPS and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of NPS and Enzon in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in NPS’ proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about April 19, 2002. This document is available free of charge at the SEC’s web site at www.sec.gov or by contacting NPS at 801-583-4939 and through NPS’ website at www.npsp.com.

          Enzon and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Enzon and NPS in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Enzon’s proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about October 28, 2002. This document is available free of charge at the SEC’s web site at www.sec.gov or by contacting Enzon at 908-541-8678 and through Enzon’s website at www.enzon.com.